UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 26, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Unaudited consolidated interim
financial information at
June 30, 2012
and review report of independent
accountants

Review report of independent accountants

To the Board of Directors and Shareholders

Fibria Celulose S.A.

Introduction

We have reviewed the accompanying consolidated interim accounting information of Fibria Celulose S.A., for the quarter ended June 30, 2012, comprising the balance sheet as at that date and the statements of income for the six months and three months periods then ended, and the statement of changes in equity and cash flows for the six month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - “Interim Financial Reporting” issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and ISRE 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

2

Fibria Celulose S.A.

Other matters

Statements of value added

We have also reviewed the consolidated statements of value added for the six month period ended June 30, 2012. This statement is are the responsibility of the Company’s management, and is required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and is considered supplementary information under IFRS, which does not require the presentation of the statement of value added. This statement has been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that it has not been prepared, in all material respects, in a manner consistent with the consolidated interim accounting information taken as a whole.

São Paulo, July 25 , 2012

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Carlos Eduardo Guaraná Mendonça

Contador CRC 1SP196994/O-2

3

Fibria Celulose S.A.

Consolidated balance sheet

In thousands of reais

	June 30, 2012	December 31, 2011
	(Unaudited)
Assets
Current
Cash and cash equivalents (Note 5)	1,459,925	381,915
Marketable securities (Note 6)	2,249,148	1,677,926
Derivative financial instruments (Note 7)	9,433	31,638
Trade accounts receivable, net (Note 8)	727,590	945,362
Inventories (Note 9)	1,294,126	1,178,707
Recoverable taxes (Note 10)	362,111	327,787
Assets held for sale (Note 24)	819,392	644,166
Other assets	87,343	108,062
	7,009,068	5,295,563

Non-current
Derivative financial instruments (Note 7)	35,644	43,446
Recoverable taxes (Note 10)	593,520	677,232
Deferred income tax assets (Note 11)	1,428,938	991,768
Related parties receivables (Note 12)	6,178	5,469
Advances to suppliers	760,757	760,611
Judicial deposits	155,096	137,060
Other assets	91,701	95,060
Investments in affiliates		7,506
Biological assets (Note 14)	3,314,263	3,264,210
Property, plant and equipment (Note 13)	11,482,010	11,841,247
Intangible assets (Note 15)	4,764,158	4,809,448
	22,632,265	22,633,057
Total assets	29,641,333	27,928,620

	June 30, 2012	December 31, 2011
	(Unaudited)
Liabilities and shareholders’ equity
Current
Loans and financing (Note 16)	2,187,990	1,092,108
Derivative instruments (Note 7)	156,343	163,534
Trade payable	424,522	373,692
Payroll, profit sharing and related charges	107,713	134,024
Taxes payable	36,737	53,463
Dividends payable	392	1,520
Advance received related to assets held for sale (Note 24)	200,000
Other payable	143,758	142,367
	3,257,455	1,960,708

Non-current
Loans and financing (Note 16)	9,693,996	10,232,309
Derivative financial instruments (Note 7)	177,799	125,437
Taxes payable	77,390	76,510
Deferred income tax liabilities (Note 11)	840,989	739,878
Provision for contingencies (Note 17)	81,416	101,594
Other payable	153,857	152,509
	11,025,447	11,428,237

Total liabilities

Shareholders’ equity
Capital (Note 19)	9,740,777	8,379,397
Share issuance costs	(11,771)
Capital reserve	2,688	2,688
Treasury shares	(10,346)	(10,346)
Other reserves	1,618,824	1,618,824
Staturory reserves	4,520,290	4,520,290
Accumulated losses	(536,969)

Equity attributable to shareholders of the Company	15,323,493	14,510,853
Equity attributable to non-controlling interests	34,938	28,822

Total shareholder’s equity	15,358,431	14,539,675

Total liabilities and shareholders’ equity	29,641,333	27,928,620

The accompanying notes are an integral part of this unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of operations

In thousand of reais, except for the earnings per shares

	April 1 to June 30, 2012	June 30, 2012	April 1 to June 30, 2011	June 30, 2011
	(three months)	(six months)	(three months)	(six months)

Continuing operations
Net revenue (Note 19)	1,491,264	2,764,774	1,458,522	3,006,209
Cost of sales (Note 21)	(1,248,533)	(2,478,233)	(1,249,504)	(2,476,230)

Gross profit	242,731	286,541	209,018	529,979

Selling expenses (Note 21)	(80,052)	(150,413)	(73,244)	(138,065)
Administrative expenses (Note 21)	(68,566)	(130,484)	(82,449)	(157,554)
Equity in losses of affiliates, net	(168)	(187)	(254)	(305)
Other operating income (expenses, net) (Note 21)	247,698	234,814	(15,284)	(28,652)

	98,912	(46,270)	(171,231)	(324,576)

Operating profit	341,643	240,271	37,787	205,403

Finance income (Note 20)	48,678	96,680	49,306	101,620
Finance cost (Note 20)	(200,861)	(403,355)	(215,109)	(474,066)
Derivatives gains (losses), net (Note 20)	(218,174)	(111,601)	114,814	182,677
Currency translation differencies (Note 20)	(864,709)	(624,844)	327,587	477,835

	(1,235,066)	(1,043,120)	276,598	288,066

Profit (loss) before income tax	(893,423)	(802,849)	314,385	493,469

Income tax expense (Note 11)	(5,296)	(8,464)	68,852	72,214
Deferred income tax (Note 11)	374,411	277,124	(168,477)	(203,002)

Profit (loss) from continuing operations	(524,308)	(534,189)	214,760	362,681

Discontinued operations
Profit from discontinued operations (Note 23)				240,655

Profit for the year	(524,308)	(534,189)	214,760	603,336

Profit attributable to
Shareholders of the Company - continuing operations	(525,821)	(536,969)	215,013	361,248
Shareholders of the Company - discontinued operations				240,655
Non-controlling interest	1,513	2,780	(253)	1,433

	(524,308)	(534,189)	214,760	603,336

Earnings per share from continuing and discontinued operations attributable to the equity holders
Basic and diluted earnings per share - continuing operations (in reais) (Note 22)	(0.950)	(1,082)	0.265	0.773

Basic and diluted earnings (loss) per share - discontinued operations (in reais) (Note 22)				0.515

A separate “Statement of comprehensive income” is not presented as there are no other comprehensive income items.

The accompanying notes are an integral part of this unaudited consolidated interim financial information.

Fibria Celulose S.A.

Statement of changes in shareholders’ equity

In thousands of reais

						Equity attributable to shareholders of the Company
		Transaction						Retained
		costs to the						earnings		Non-
		capital	Capital	Treasury	Other	Statutory reserves		(accumulated		controlling
	Capital	increase	reserve	shares	reserves	Legal	Investments	losses)	Total	interest	Total

As of December 31, 2010	8,379,397		2,688	(10,346)	1,627,903	303,800	5,077,971		15,381,413	23,433	15,404,846
Total income and comprehensive income
Net income and comprehensive income								601,903	601,903	1,433	603,336
Transactions with shareholders
Capital increase										1,983	1,983
Lapsed dividends								2,006	2,006		2,006
Realization of revaluation reserve, net of tax					(481)			481

As of June 30, 2011	8,379,397		2,688	(10,346)	1,627,422	303,800	5,077,971	604,390	15,985,322	26,849	16,012,171
Total income and comprehensive income
Net income (loss) and other comprehensive income (loss)								(1,474,525)	(1,474,525)	3,075	(1,471,450)
Transactions with shareholders
Realization of revaluation reserve, net of tax					(8,598)			8,598
Lapsed dividends								56	56		56
Investment reserve appropriation							(861,481)	861,481
Other										(1,102)	(1,102)

As of December 31, 2011	8,379,397		2,688	(10,346)	1,618,824	303,800	4,216,490		14,510,853	28,822	14,539,675
Total income and comprehensive income
Net (loss) and other comprehensive (loss)								(536,969)	(536,969)	2,780	(534,189)
Transactions with shareholders
Capital Increase (Note 20)	1,361,380								1,361,380	3,336	1,364,716
Transaction costs (Note 20)		(11,771)							(11,771)		(11,771)

As of June 30, 2012	9,740,777	(11,771)	2,688	(10,346)	1,618,824	303,800	4,216,490	(536,969)	15,323,493	34,938	15,358,431

The accompanying notes are an integral part of this unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of cash flow

Six month periods ended June 30

In thousand of reais

	2012	2011

Income (loss) from continuing operations before taxes on income	(802,849)	493,469

Adjusted by
Income before taxes on income from discontinued operations (Note 23)		364,629
Depreciation, depletion and amortization	906,489	895,596
Effects of exchange rate changes	624,844	(477,835)
Change in fair value of financial instruments	111,601	(182,677)
Equity in losses of affiliates, net	187	305
Accretion of present value - Aracruz acquisition		41,008
Gain (loss) on disposal of property, plant and equipment, net	8,273	(5,046)
Gain on disposal of investment, net		(357,196)
Interest income	(84,500)	(90,490)
Interest paid	351,285	340,028
Change in fair value of biological assets	(265,798)	(5.790)
Provisions and others	76,028	27,641

Decrease (increase) in assets
Trade accounts receivable	265,381	116,278
Inventories	(60,651)	(182,411)
Recoverable taxes	(55,068)	(72,625)
Related parties		624
Other receivables/advances to suppliers	4,826	17,139

Decrease (increase) in liabilities
Trade payables	44,628	6,851
Taxes payables	(17,709)	(3,787)
Payroll, profit sharing and related charges	(26,311)	1,939
Other payables	(17,221)	(35,075)

Cash flows from operating activities	1,063,435	892,703

Interest received	76,345	128,490
Interest paid	(326,397)	(276,213)
Income taxes paid	(7,448)	(3,129)

Net cash generated from operating activities	805,935	741,851

Cash flows from investing activities
Installments paid for acquisition of Aracruz		(855,572)
Acquisition of property, plant and equipment	(525,351)	(649,484)
Marketable securities, net	(563,067)	(328,257)
Proceeds from sale of an interest in an affiliate (Note 1(c))		1,508,768
Proceeds from sale of property, plant and equipment	7,158	36,229
Advances received from the disposal of assets of Bahia (Note 1(d)(ii))	200,000
Cash received (paid) on maturity of derivatives	(36,422)	106,701
Acquisition of intangible assets and others	444	(1,164)

Net cash used in investing activities	(917,238)	(182,779)

Cash flows from financing activities
Borrowings	149,519	2,417,041
Repayments - principal amount	(364,831)	(2,737,986)
Net of capital increase	1,343,546
Dividends paid		(263,902)
Others	737	7,266

Net cash generated from (used in) financing activities	1,128,971	(577,581)

Effect of exchange rate changes on cash and cash equivalents	60,342	(56,720)

Net increase (decrease) in cash and cash equivalents	1,078,010	(75,229)

Cash and cash equivalents at beginning of year	381,915	431,463

Cash and cash equivalents at end of quarter	1,459,825	356,234

The accompanying notes are an integral part of this interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of value added

Six month periods ended June 30

In thousand of reais

	2012	2011

Revenue
Gross sales	2,828,228	3,240,666
Allowance for doubtful accounts		(1,188)
Revenue relating to the construction of own assets and others	675,140	836,705

	3,503,368	4,076,183

Inputs acquired from third parties
Cost of sales	(1,672,806)	(1,679,790)
Materials, energy, outsourced services and others	(192,120)	(311,315)

	(1,864,926)	(1,991,105)

Gross value added	1,638,442	2,085,078

Retentions
Depreciation and amortization	(906,489)	(895,596)

Net value added generated from operations	731,953	1,189,482

Value added received through transfer
Equity in results of investees	(187)	(305)
Finance income	728,372	829,773

	728,185	829,468

Total value added to distribute	1,460,138	2,018,950

Distribution of value added
Personnel and social charges	266,033	316,640
Direct compensation	203,497	242,219
Benefits to employees	48,080	57,867
Government Severance Indemnity Fund for Employees (FGTS)	14,456	16,554

Taxes and contributions	(108,038)	481,808
Federal	(163,736)	382,191
State	40,540	87,166
Municipal	15,158	12,451

Interest and rentals	1,836,333	617,166
Profit not invested (loss) for the year	(536,970)	601,903
Non-controlling interest	2,780	1,433

Value added distributed	1,460,138	2,018,950

The accompanying notes are an integral part of this interim financial information.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

1                                         Operations

(a)                                  General information

We are incorporated under the laws of the Federative Republic of Brazil under the name Fibria Celulose S.A., as a publicly-held company with unlimited duration. We have the legal status of a stock corporation, operating under the Brazilian corporate law. Our headquarter and principal executive office are located in São Paulo, SP, Brazil.

Our operations began in 1988 when the Votorantim Group, one of the largest privately held group of companies in Latin America, acquired Celpav Celulose e Papel Ltda., or Celpav, a pulp and paper producer located in São Paulo. We began production in 1991 after expanding and modernizing our facilities. In September 1992, the Votorantim Group purchased Indústrias de Papel Simão S.A., or Papel Simão, which was listed on the BM&FBOVESPA. Celpav and Papel Simão subsequently merged and, Papel Simão was renamed Votorantim Celulose e Papel S.A. On November 5, 2009 we adopted the corporate name Fibria Celulose S.A. and on December 31, 2009, we and Aracruz were merged into Fibria (the surviving entity).

On April 19, 2000, we completed a registered offering of 7,920,000 ADSs. Each ADS represented 500 preferred shares, and the ADSs were listed on NYSE, under the symbol “VCP.” Following the name changed from in 2009, our ticker symbol changed to “FBR”.

Our preponderant activities are the production of renewable and sustainable forests, and the industrialization and the commercialization of blenched eucalyptus kraft pulp. After divesting its paper production activities, we operate a single operational segment: producing and selling short fiber pulp.

We are the world’s largest producer of market short fiber pulp, with an aggregate pulp production capacity of approximately 5.25 million metric tons, representing approximately 30% of the world market pulp production capacity of Bleached Eucalyptus Kraft Pulp (BEKP), as of December 31, 2011, according to Hawkins Wright and PPPC independent consultants.

Our cost of production of BEKP is one of the lowest in the world, hence Brazil is the most competitive country in the production of market pulp, according to Hawkins Wright and PPPC independent consultants. Our competitive advantage is attributed to (i) to the high productivity of forests; (ii) short harvest cycle of our trees; (iii) short distances between forests and facilities (iv) state-of-the-art and strategically located production facilities; (v) use of high-end technology in our operations; (vi) strong economies of scale.

Our bleached pulp is produced from eucalyptus trees resulting in a variety of high quality hardwood pulp, with short fibers, generally used in the manufacture of toilet paper, uncoated and coated paper for printing and writing and coated cardboard for packaging. We use different energy sources such as thermal and electric energy for our respective operations, including black liquor, biomass derived from wood debarking, bark and scraps.

Our business is affected by global pulp prices, which are historically cyclical and subject to significant volatility over short periods. The most common factors that affect global pulp prices are: (i) global demand for products from pulp; (ii) global production capacity and strategies adopted by the main producers; and (iii) availability of substitutes for these products. All these factors are beyond our control.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

(b)                                 Facilities in operation and forest base

We operate “BEKP” facilities in Brazil, with total capacity of approximately 5.25 million tons, as of June 30, 2012:

Pulp production facility	Location	Annual production capacity (tons )

Aracruz	Espírito Santo	2,300,000
Três Lagoas	Mato Grosso do Sul	1,300,000
Jacareí	São Paulo	1,100,000
Veracel (*)	Bahia	550,000

		5,250,000

(*)

Represents 50% of the annual production capacity of Veracel’s pulp mill consistant with the proportional consolidation of the results of operations of Veracel in our consolidated statement of operations.

We only produce hardwood pulp from planted eucalyptus trees, therefore our eucalyptus trees are referred as forest, which have an average extraction cycle of between six and seven years. All forests are located in Brazil, in different six States, summing approximately 958 thousand hectares as of June 30, 2012, including reforested and protected areas, as follows (in thousand hectares):

	Forested	Total area

State
São Paulo	79,970	147,423
Minas Gerais	13,219	27,213
Rio de Janeiro	1,696	3,413
Mato Grosso do Sul	228,926	347,568
Bahia	129,665	252,931
Espírito Santo	106,300	179,866

	559,776	958,414

The table above does not include our forest in Rio Grande do Sul and certain forests in the south of Bahia, classified as assets held for sale (Note 22).

(c)                                 Logistics

Most of the pulp produced for export is transported by sea vessels. We have long-term contracts with vessels companies.

We operate in two local ports, Santos and Barra do Riacho. The port of Santos is located on the coast of the State of São Paulo and seeps the pulp produced in the Jacareí and Três Lagoas plants and is operated under a concession from the Government of the State of São Paulo to the Companhia Docas of the State of São Paulo - CODESP. We pay user fees to be allowed to use the terminals auctioned by CODESP.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

The port of Barra do Riacho is a port specialized in cellulose and is fairly close from Aracruz unit, in the State of Espírito Santo and seeps the pulp produced in the Aracruz and Veracel plants. This port is operated by a company controlled by Fibria (which has a 51% interest in the share capital) denominated Portocel - Terminal Especializado Barra do Riacho S.A. Portocel operates under authorization granted by the federal government through a contract signed on November 14, 1995.

These port operations do not fall within the scope of ICPC 01/IFRIC 12.

In October of 2010 was signed a contract for 25 years with STX Pan Ocean Co. Ltd., a company of South Korea, to optimize the international logistics and ensure operational stability and competitiveness. As of June 30, 2012, there were no obligations regarding this contract since freight services have a expected start date through the end of 2012.

(d)                                 Assets held for sale

During the year of 2011 and the period ended June 30, 2012, we approved and consummated the sale of certain Cash Generating Units (CGUs) and certain assets. Upon approval, we classified them as assets held for sale and/or discontinued operations and when the sale was consummated.

CGU/asset	Reference	Classification for accounting purposes	Date when classified for accounting purposes	Date when the sale was consummated

CONPACEL CGU	Note 22(a)	Assets held for sale and discontinued operations	December 2010	January 2011
KSR CGU	Note 22(a)	Assets held for sale and discontinued operations	December 2010	February 2011
Piracicaba CGU		Assets held for sale	June 2011	September 2011
Losango project assets	Note 22(b)	Assets held for sale	June 2011	Not yet sold
Forest assets and lands located in the south of the Bahia state	Note 22(c)	Assets held for sale	March 2012	June 2012*

(*)	On June 29, 2012, we received an advance in the amount of R$ 200 million, and the sale will be effectivated after duediligence process be finalized (Note 25).

(i)                                   Sale of CONPACEL, KSR and Piracicaba

On December 21, 2010, the board of directors approved the disposal of two cash generating units (“CGUs”), Consórcio Paulista de Papel e Celulose - CONPACEL and KSR Distribuidora. The CONPACEL pulp and paper mill consisted of a pulp mill with an annual production capacity of 650 kilotons, a paper mill with an annual production capacity of 390 kilotons, approximately 71 thousand hectares of timberland, 30 thousand hectares of protected forest, a distribution business unit which operates 19 branches throughout Brazil and a distribution warehouse in the State of São Paulo.

We sold in January 31, 2011 and February 28, 2011 CONPACEL and KSR, respectively, for an aggregate purchase consideration of R$ 1.5 billion, to Suzano Papel e Celulose S.A. (“Suzano”). The purchase agreement established covenants for the payment by Suzano.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

We sold in September 29, 2011, our CGU Piracicaba, which consists of a plant to produce thermal papers, coated and carbonless, located in Piracicaba, in the State of São Paulo, with an annual capacity over than 160 thousand tons, to Oji Paper CO., LTD. (“Oji”) for an aggregated purchase consideration of US$ 313 millions, equivalent to R$ 567,375 million at that date.

The disposal of our CGUs is consistent with our strategy of concentrating activities in the pulp business and strengthening our strategic focus in the market pulp. We used the proceeds from sale to reduce our debt levels.

Information about the results and cash flows of the discontinued businesses is presented in Note 24.

(ii)                               Losango Project

On June 30, 2011, we announced the intention of divesting Losango Project assets in conjunction with our continuous efforts to identify potential buyers. We acknowledge the criteria established by the IFRS5/CPC 31 Non current assets for sale and that our plans to conclude the sale have been postponed due to business circumstances that have not been previously foreseen in the initial plan. Therefore, we prorogued for 12 months the stated period previously foreseen to conclude the sale, considering the criteria established in the IFRS 5/CPC 31 - “Non Current Assets for Sale”. The financial details on these assets are presented in Note 25.

(iii)                           Forestry assets and land located in the south of Bahia

On March 8, 2012, in line with our strategy to strengthen our capital structure, reported, we announced that we received and accepted a binding offer from Fundo Florestas do Brasil FIP (the “Fund”), through, Corus Agroflorestal S.A., a controlled company, by the Fund, for the purchase of certain forest assets and land located in the South of Bahia, consisting of a total of 16.5 thousand hectares of forestland of eucalyptus for timber and pulp with an average annual production of 555,000 cubic meters of wood, for an aggregate purchase price of R$ 235 million.

On June 29, 2012, we signed the sale agreement of the forestry assets and lands located in the South of the Bahia for R$ 235 million, receiving R$ 200 million at that date. Additionally, the purchaser will lead a process of due diligence, which is usually performed in such transactions with expected results by November 2012. The receipt of the remaining balance of R$ 35 million is subject to the due diligence results.

As detailed in Note 25, the period ended June 30, 2012, the mentioned assets had not been disposed in the balance sheet in function of the countable evaluation of risks and benefits related to the operation, therefore, the cash received in the disposal are being presented in the current liabilities in proper heading.

(e)                                 Companies merged and liquidated

During the year ended December 31, 2011 and the period ended June 30, 2012, we undertook certain corporate reorganizations in order to optimize our organizational structure, which included the merger and/or liquidation of direct or indirect subsidiaries, in Brazil and abroad. The following is a summary of events occurring during the year ended December 31, 2011 and the period ended June 30, 2012:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

Company	Country	Relationship	Date of merger or beginning of liquidation	Interest on share capital (%)

Liquidation
VCP North America	United States of America	Indirect subsidiary	June 2011	100
Riocell Trade	Isle of Man, UK	Indirect subsidiary	September 2011	100
Riocell Limited	Guernsey	Subsidiary	September 2011	100
Newark Financial	British Virgin Islands	Subsidiary	June 2012	100
Merger
Mucuri Agroflorestal Ltda.	Brazil	Subsidiary	July 2011	100

The companies that were liquidated did not have any significant assets or liabilities and as a result there was no significant impact on our results.

The following discloses our book value of Mucuri Agroflorestal Ltda. immediately before merger, as per their individual standalone balance sheets:

Mucuri Agloflorestal S.A. merged with Fibria Celulose S.A.

Assets		Liabilities and shareholder’s equity
Current		Shareholder’s equity
Cash and cash equivalents	41	Capital	78,300
		Accumulated losses	(2,126)
Non current
Other assets	5,958		76,174
Property, plant and equipment	70,175

	76,133

Total assets	76,174	Total liabilities and shareholder’s equity	76,174

Additionally, during the Aracruz’s acquisition, we recognized a fair value adjustment of R$ 478,925 related to land held by Mucuri Agroflorestal (Note 13).

(f)                                   Change in the international corporate structure

In November 2011, we approved, subject to certain conditions been met, a project for a corporate restructuring of our international activities, including the transfer of our current commercial operational, logistics, administrative and financial operations of Fibria Trading International Kft. to another subsidiary.

The international corporate reorganization restructuring is being performed in different stages and completion is expected to be around December 2013. However, the implementation of our restructuring plan depends on different levels of approvals to be granted by authority of each country involved.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

(g)                                Public offering of common shares

On April 30, 2012, we concluded the primary public offering of common shares, by the Company, with proceeds of R$ 1,361,380 billion (the “Public Offering”).

The Public Offering is carried out in accordance with our strategy to strengthen our capital structure and achieve better leverage ratios, as described in Note 4. The details of this operation are described in Note 20.

2                                       Presentation of interim financial information and significant accounting practices

2.1                              Financial statements - basis of preparation

(a)                                 Interim financial information

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 - “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”), The consolidated interim financial information should be read in conjunction with the financial statements for the year ended December 31, 2011 considering its purpose is to provide an update of the activities, events and significant circumstances in relation to the ones presented in those annual financial statements.

The accounting practices, which include the measurement principles for recognition and valuation of the assets and liabilities, as well as the calculation methods used in the preparation of this financial statement and the use of the estimates are the same as those used in the preparation of the most recent annual financial statements presented, except to the extent disclosed in Note 4.2.

(b)                                 Approval of the financial information

Issuance of this financial information was approved by the Board of Directors on June 23, 2012.

2.2                              Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will seldom equal the related actual results.

In the three months ended June 30, 2012, there were no significant changes in the estimates and assumptions which are likely to cause a significant adjustment in the carrying amounts of assets and liabilities during the next financial year, compared to those disclosed in Note 3 to our most recent annual financial statements.

3                                        Standards, amendments and interpretations of existing standards that are not yet effective

Below is a list of standards and interpretations that have been issued and are effective for future periods. We have not early adopted these standards and interpretations.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

•             IAS 28 - “Investments in Associates and Joint Ventures”, IFRS 11 - “Joint Arrangements” and IFRS 12 “Disclosure of Interests in Other Entities”, all issued in May, 2011. The main change introduced by these standards is that proportional consolidation is no longer possible forentities whose control isshared through an agreement between two or more parties, and that are classified as a joint venture.

IFRS 11 establishes two types of categories for join agreements:

•             “Joint Operations” - a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement.

•             “Joint Ventures”- a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

IFRS 12 requires an entity to provide qualitative disclosures regarding interests in subsidiaries, joint agreements and in non consolidated entities that include disclosure of the judgments and significant assumptions used in order to determine whether the entity controls, has significant influence or those used in order to classify the joint agreements between “Joint Operations” or “Joint Ventures” as well as other disclosures with respect to the nature and extension of significant restrictions and risks associated with such entities. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. We are assessing the impacts of this standards on the existing joint arrangements.

•             IFRS 9 - “Financial Instruments”, issued in November 2009. IFRS 9 is the first standard issued as part of a larger project to replace IAS 39. IFRS 9 maintains, but simplifies the measurement model and establishes two major measurement categories for financial assets: amortized cost and fair value. The basis for the classification depends on the entity’s business model and the contractual characteristics of the cash flow of the financial assets. The guidance included in IAS 39 on impairment of financial assets and hedge accounting continues to be applied. The standard is applicable as from January 1, 2015. It is not expected to have any impact on our consolidated financial information.

•             IFRS 10 - “Consolidated Financial Statements”, issued in May 2011. This standard is based on principles related to the identification of the concept of control as the key factor in determining when an entity should be consolidated in the financial statements. The standard establishes an additional guidance to assist in determining control when there are doubts in such evaluation. The standard is applicable as from January 1, 2013. It is not expected to have any impact on our consolidated financial information.

IFRS 13 - “Fair Value Measurement”, issued in May 2011. The standard’s objective is to improve consistency and reduce complexity of the disclosures required by the IFRSs. The requirements do not increase the use of fair value in accounting, but provides guidance as how it should be applied when its use is required or allowed by another standard. The standard is applicable as from January 1, 2013, and there is an exemption for the application of the new disclosure requirements for comparative periods. It is not expected to have any impact on our consolidated financial information.

•             IAS 19 - “Employee Benefits”, issued in June 2011. The change in the standard will affect mainly the recognition and measurement of defined benefit pension plans and disclosure of employee benefits. The standard is applicable as from January 1, 2013. These changes will affect the accounting of the liabilities of the SEPACO plan, as defined in Note 2.20(b) to the annual financial statements, however, we do not expect relevant effects.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

4                                        Risk management

The polices and financial risk factors disclosed in the annual financial statement (Note 4), did not have any relevant changes. Below is presented an update of the liabilities and financial assets table by maturity, of the indices of financial leverage and of the sensitivity analysis, which are considered relevant for quarterly monitoring.

4.1                              Liquidity risk

The table below presents our non-derivative financial liabilities and the outstanding derivative financial assets and liabilities grouped by relevant maturity based on the remaining period from the balance sheet date to the contractual maturity date The amounts disclosed in the table are the contractual undiscounted cash flows, and as such they differ from the amounts presented in the consolidated balance sheet for loans and financing, derivative financial instruments, trade and other payables.

	Less than one year	Between one and two years	Between two and five years	Over five years

At June 30, 2012
Loans and financing	1,773,923	2,171,853	4,123,239	7,441,650
Derivative financial instruments	160,075	30,217	194,670	53,268
Trade and other payables	568,280	46,125	14,516	32,662

	2,502,278	2,248,195	4,332,425	7,527,580

At December 31, 2011
Loans and financing	1,636,635	2,723,403	3,919,605	7,916,925
Derivative financial instruments	134,886	6,321	104,913	16,099
Trade and other payables	516,061	47,197	14,516	35,081

	2,287,582	2,776,921	4,039,034	7,968,105

4.2                              Capital risk management

We monitor indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by EBITDA as defined by us (net income plus income tax, depreciation, depletion and amortization and other items) which must be maintained a ratio of 2.0x to 2.5x, being able to temporarily reach the maximum level of 3.5x. Net debt represents total loans, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments.

The indebtedness ratios were as follows:

	Millions of reais
	June 30, 2012	December 31, 2011

Loans and financing (Note 18)	11,882	11,324

Less - cash and cash equivalents (Note 6)	1,460	382
Less (plus) - derivative instruments (Note 8)	(289)	(214)
Less - marketable securities (Note 7)	2,249	1,678

Net debt	8,462	9,478
Total adjusted index (last 12 months)	1,794	1,981

Indebtedness ratio (in reais)	4.7	4.8

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

Adjusted index is reconciled to the carrying amounts as follows:

	Millions of reais
	June 30, 2012	December 31, 2011

Income (loss) before income tax	(2,787)	(1,491)
Adjusted by
Financial results	3,200	1,869

Total of continuing operations	413	378

Discontinued operations (Note 24)		365
Depreciation, amortization and depletion	1,876	1,839

Earnings Before Income Taxes, Depreciation, Amortization and others (EBITDA)	2,289	2,582

Gain on disposal of CONPACEL, KSR and Piracicaba	(176)	(533)
Impairment of recoverable ICMS	61	59
Change in fair value of biological assets	(406)	(146)
Other (*)	26	19

Adjusted index	1,794	1,981

(*)              Includes non-recurring sale of property, plant and equipment and credits from the sale of investments.

Although the relevant reduction in the net debt in relation to December 31, 2011 in the amount of R$ 1,016 million, the indebtedness ratio reduced significantly from 4.8 in December 2011 to 4.7 in June 30, 2012, mainly due to the lower adjusted EBITDA recorded in the last 12 months. An analysis of the average price of pulp is presented in Note 21.

Considering this scenario we continue to focus on actions that include reduction of fixed costs and variable costs, selling expenses, capex and improvements in working capital. We also focus on actions that may result in additional liquidity such as public offerings (Note 25), the sale of certain assets in the south of Bahia, the sale of the forests of Losango (Note 22) as well asother non-strategic assets. This reinforces we focus to strength our capital structure, in order to reach better leverage ratios.

4.3                              Sensitivity analysis

The analysis below presents our sensitivity analysis of the effects from changes in relevant risk variables we are exposed to at the end of the period. We believe that a reasonably possible scenario would include a depreciation of the US dollar, and changes in the pulp price over a three-month period considering current market expectation and historical changes in prices of pulp. Other risk factors were not considered to have significant effect on the result of financial instruments.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

Instruments denominated in foreign currency (US dollars)	Scenario	Impact on income (expense)

Loans and financing	Depreciation of 0.27% of the US dollar in relation to the Ptax rate at June 30, 2012 - from R$ 2.0213 to R$ 2.0159	25,939
Cash, cash equivalents and marketable securities		(3,813)
Derivative instruments		15,631
Trade accounts receivable		(1,856)
Trade payables		136

		36,037

As demonstrated above, a devaluation of the US dollar, considering the closing rate and the balance of such financial instruments in June 30, 2012, would lead to a reduction in the liabilities recognized in the balance sheet and corresponding a gain in financial income by approximately R$ 36,037.

Furthermore, considering this projective scenario compared with the average exchange rate of R$ 1.7896 calculated for the 12 months ended June 30, 2012, net revenue would increase by 12.3%, or R$ 689,000 over a 12-month period.

According to the CVM Decision no 550/08, the following information presents the fair value of derivatives, loans and marketable securities, in two adverse scenarios that could generate significant losses to us. The probable scenario was stressed considering an additional 25% and 50% in respect to the probable scenario of R$ 2.0159:

	Impact of an appreciation of the US dollar against the real on portfolios fair values
	Probable	Possible (25%)	Remote (50%)
	R$ 2.0159	R$ 2.5199	R$ 3.0239

Derivative instruments	15,631	(738,848)	(1,483,743)
Loans and financing	25,939	(2,377,627)	(4,755,254)
Marketable securities	(3,813)	353,050	706,100

Total impact	37,757	(2,787,579)	(5,581,205)

5                                        Cash and cash equivalents

	Average yield - % p.a.	June 30, 2012	December 31, 2011

Cash and banks		32,898	62,989
Cash equivalents
Foreign currency
Time deposits	0.36	1,427,027	318,926

Cash and cash equivalents		1,459,925	381,915

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

Bank deposits in US dollar are highly liquid, readily convertible into a known amount of cash and subject to an immaterial risk of change in fair value if early redemption is requested.

During the period ended June 30, 2012 there has been no relevant changes with respect to the operations presented in the most recent annual financial statement (Note 8). The increase in the cash and cash equivalents balance in the period reflects the accumulated cash kept offshore which will settle a portion of the Eurobond repurchase operation, as mentioned in Note 28.

6                                        Marketable securities

Marketable securities include financial assets classified as held for trading, as follows:

	June 30, 2012	December 31, 2011

Government securities including under reverse repurchase agreements
LFT	700,227	208,602
LTN Over	291,286	149,730
NTN Over	428,199
Other		4,666

Private securities including securities under reverse repurchase agreements
Reverse repurchase agreements (Repos)	415,431	1,282,236
CDB	413,032	31,750
CDB Box		942
Investment securities	973

Marketable securities	2,249,148	1,677,926

Private securities are mainly composed by short-term investments in CDB and repos which have immediate liquidity and carry out interest based on the variation of the Interbank Deposit Certificate (CDI). Government securities are composed by National Treasury Bill and Notes. The average yield of marketable securities in a three month period ended in June 30, 2012 was 101.67% of the CDI (102.47% in 2011).

The CDB Box operations are interest-bearing instruments with interest based on the CDI rate, with no exposure to foreign exchange risk.

During the period ended June 30, 2012 there has been no relevant changes with respect to the operations presented in the most recent annual financial statement and detailed in Note 10 to such financial statements. The rise of the balance in the period was mainly due to resources received in the common shares offering concluded in the period ended June 30, 2012, and detailed in Note 20.

7                                        Derivative financial instruments

The following tables present the derivatives, segregated by type, presenting both asset and liability position of the swap contracts, by hedge strategy adopted by us, and also the schedule of maturities based on contractual maturities.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

The outstanding contracts at June 30, 2012 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

(a)                                 Derivatives financial instruments by type

	Reference value (notional) - in currency of origin		Fair value
Type of derivative	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011

NDF (US$)	649,900	921,900	(127,825)	(134,206)
Swap JPY x US$ (JPY)	45,000	45,000	25,876	27,804
Swap DI x US$ (US$)	227,297	233,550	(25,560)	11,373
Swap LIBOR x Fixed (US$)	180,026	227,891	(8,157)	(10,655)
Swap TJLP x US$ (US$)	387,176	416,478	(130,500)	(92,165)
Swap Pre x US$ (US$)	38,787	42,313	(12,076)	(9,084)
Zero cost dollar	141,000	162,000	(10,823)	(6,954)

			(289,065)	(213,887)

Classified:
on current assets			9,433	31,638
on non-current assets			35,644	43,446
on current liabilities			(156,343)	(163,534)
on non-current liabilities			(177,799)	(125,437)

			(289,065)	(213,887)

(b)                                 Derivatives financial instruments by type and nature (assets and liabilities position)

	Reference value (notional - in) currency of origin		Fair value
Type of derivative	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011

Future contracts
Cash flow hedge (US$)	649,900	921,900	(127,825)	(134,206)

Swap contracts
Asset
JPY fixed rate (JPY to US$)	4,754,615	4,754,615	135,155	136,077
US$ LIBOR (LIBOR to fixed)	180,026	227,891	364,225	427,843
BRL fixed rate (BRL to US$)	388,678	399,370	524,933	514,257
BRL TJLP (BRL to US$)	631,005	679,784	636,182	611,091
BRL Pre (BRL to US$)	61,788	66,468	61,709	64,391
Liability
US$ fixed rate (JPY to US$)	45,000	45,000	(109,279)	(108,273)
US$ fixed rate (LIBOR to fixed)	180,026	227,891	(372,382)	(438,498)
US$ fixed rate (BRL to US$)	227,297	233,550	(550,493)	(502,884)
US$ fixed rate (BRL TJLP to US$)	387,176	416,478	(766,682)	(703,256)
US$ fixed rate (BRL to US$)	38,787	42,313	(73,785)	(73,475)

Total swap contracts			(150,417)	(72,727)

Options	141,000	162,000	(10,823)	(6,954)
Zero cost dollar
			(289,065)	(213,887)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

(c)                                 Derivatives financial instruments by hedge strategy and settlements

	Fair value		Value paid or received
Type of derivative	June 30, 2012	December 31, 2011	June 30, 2012	June 30, 2011

Exchange rate hedge
Cash flow - Exports	(138,649)	(141.160)	(45,667)	101,887
Debt hedge	(142,259)	(62.072)	14,001	9,837
Interest rate hedge
Debt hedge	(8,157)	(10.655)	(4,756)	(5,023)

	(289,065)	(213.887)	(36,422)	106,701

(d)                                 Derivatives financial instruments by date of disbursements/collections

The following tables present information about derivative financial instruments grouped by maturity and counterparty. The following table presents the fair values by month of maturity:

	June 30, 2012
	2012	2013	2014	2015	2016	2017	2018	Total

January		(15,366)	26,566	(3,535)	(3,282)	(2,939)		1,444
February		(11,744)	(2,484)	(3,570)	(3,364)	(2,989)		(24,151)
March		(4,946)	(2,656)	(3,900)	(3,810)	(3,267)	(77)	(18,656)
April		(3,854)	(2,951)	(3,879)	(3,495)	(3,044)		(17,223)
May		(1,460)	(2,830)	(3,907)	(3,557)	(3,093)		(14,847)
June		211	(2,856)	(4,011)	(3,974)	(3,345)	(66)	(14,041)
July	(33,263)	(2,685)	(3,187)	(3,163)	(2,713)	(1,474)		(46,485)
August	(31,083)	(1,548)	(3,138)	(3,170)	(2,743)	(1,489)		(43,171)
September	(9,997)	(267)	(3,246)	(6,445)	(5,657)	(8,878)	(3,972)	(38,462)
October	(15,550)	(1,721)	(3,404)	(3,369)	(2,818)	(1,511)		(28,373)
November	(3,432)	(1,579)	(3,267)	(3,397)	(2,875)	(1,522)		(16,072)
December	(16,424)	(770)	(3,547)	(3,484)	(3,182)	(1,621)		(29,028)

	(109,749)	(45,729)	(7,000)	(45,830)	(41,470)	(35,172)	(4,115)	(289,065)

	December 31, 2011
	2012	2013	2014	2015	2016	2017	2018	Total

January	(23,146)	(447)	25,680	(3,000)	(2,820)	(2,483)		(6,216)
February	(16,878)	(540)	(2,049)	(2,966)	(2,879)	(2,475)		(27,787)
March	(11,919)	1,045	(1,874)	(2,951)	(2,980)	(2,415)	86	(21,008)
April	(17,225)	(355)	(2,756)	(3,228)	(2,933)	(2,764)		(29,261)
May	(13,148)	(565)	(2,571)	(3,262)	(2,932)	(2,782)		(25,260)
June	(1,991)	1,414	(2,208)	(3,055)	(2,908)	(2,675)	104	(11,319)
July	(18,880)	(1,520)	(2,796)	(2,658)	(2,548)	(1,289)		(29,691)
August	(18,824)	(1,396)	(2,662)	(2,695)	(2,539)	(1,286)		(29,402)
September	(668)	(48)	(2,461)	(3,018)	(2,290)	2,973	8,745	3,233
October	(6,905)	(1,519)	(2,908)	(2,897)	(2,499)	(1,281)		(18,009)
November	(420)	(1,289)	(2,854)	(2,926)	(2,476)	(1,288)		(11,253)
December	1,484	(240)	(2,736)	(2,769)	(2,431)	(1,222)		(7,914)

	(128,520)	(5,460)	(2,195)	(35,425)	(32,235)	(18,987)	8,935	(213,887)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

Additionally, see below derivative financial instruments, notional and fair value by counterparty:

	June 30, 2012		December 31, 2011
	Notional		Notional
	in US$	Fair value	in US$	Fair value

Citibank S.A.	(226,279)	(20,478)	(240,376)	(6,695)
Banco Itaú BBA S.A.	(268,786)	(47,205)	(382,812)	(49,975)
Banco Safra S.A.	(227,297)	(25,560)	(233,550)	11,372
Banco Santander (Brasil) S.A.	(271,652)	(88,060)	(255,556)	(57,139)
Bank of America Merrill Lynch	(60,400)	(16,896)	(96,400)	(20,041)
BES Investimento do Brasil S.A.			(10,000)	(1,772)
Deutsche Bank S.A.	(45,000)	(10,258)	(37,500)	(3,699)
Goldman Sachs do Brasil	(104,550)	(5,933)	(186,850)	(17,507)
HSBC Bank Brasil S.A.	(83,246)	(22,719)	(135,046)	(22,460)
Morgan Stanley & CO.	(107,476)	(6,954)	(229,042)	(22,415)
Banco Standard de Investimentos	(67,000)	(12,864)	(14,500)	(1,791)
Standard Chartered Bank	(12,000)	(2,400)	(57,500)	(8,285)
Banco Barclays S.A.	(78,000)	(14,914)	(124,500)	(10,959)
Banco WestLB do Brasil	(37,500)	(5,450)	(45,500)	(2,521)
Banco Credit Agricole Brasil S.A.	(35,000)	(4,322)
Banco BNP Paribas Brasil S.A.	(20,000)	(2,144)
Rabobank Brasil S.A.	(25,000)	(2,908)

	(1,669,186)	(289,065)	(2,049,132)	(213,887)

The fair value does not represent the cash required immediately to settle each contract, as such amounts are only disbursable at the date of contractual measurement or at maturity of each transaction, when the final result will be determined, in accordance with the then prevailing market conditions. The outstanding contracts at June 30, 2012 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP.

The following is a description of the types of derivatives and the underlying instruments that are being hedged.

(i)                                   Non-Deliverable Forwards (NDF)

We entered into US dollar forwards in order to hedge part of our future export revenue, which are considered highly probable transactions, for changes in the exchange rate between real and the US dollar.

(ii)                               LIBOR versus fixed rate swap

We have plain-vanilla swaps positions of quarterly LIBOR versus fixed rate with the objective of hedging debt subject to LIBOR against any changes in LIBOR.

(iii)                           Japanese yen versus US dollar swap

We have plain-vanilla swaps of Japanese yen versus the US dollar with the objective of hedging exposure to currency fluctuations on a bond that was issued in yen. The swaps are matched to the related debt as regards to underlying amounts, maturity dates and cash flows.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

(iv)                              DI versus US dollar swap

We have plain-vanilla swaps of Interbank Deposit (“DI”) versus the US dollar with the objective of swapping the debt in reais with interest based on DI to a fixed-rate in US dollars. The swaps are matched with respect to the related debt as regards to underlying amounts, maturity dates and cash flows.

(v)                                  TJLP versus US dollar swap

We have plain-vanilla swaps of long term interest rate (“TJLP”) versus the US dollar with the objective of swapping debt in reais with interest based on TJLP, to a fixed-rate in US dollars. The swaps are matched with respect to the related debt as regards as to underlying amounts, maturity dates and cash flows.

(vi)                              Dollar options

We entered into purchase option (put) to purchase dollars and dollar sale option (call) to sell dollars with the same notional and maturity and the amounts are do not include any leverage feature. The difference between the strike prices of the put (lower) and of the call (higher) results in a floor and cap of the dollar exchange rate, thereby forming a “Collar”.

(vii)                          Pre Swap versus US dollar swap

We have plain-vanilla swaps of fixed interest rate in reais to fixed interest rates in US dollar with the objective of hedging the debt in reais to a fixed interest-rate in dollar. The swaps are matched with respect to debt as regards as to underlying amounts, maturity dates and cash flows.

(viii)                      Fair value measurement of derivative instruments

We estimate the fair value of our derivative agreements and recognizes that these may differ from the Mark-to-Market (MtM) amounts in the event of early settlement. This difference result from factors such as liquidity, spreads or the interest of the counterparty in a early settlement, among others. We believe that amounts obtained for those agreements, in accordance with the methods described below, reliably reflect fair values. The amounts estimated by management are also compared with the MtM provided by the banks and with the estimates performed by independent financial advisors.

The methods used for measurement are commonly used in the market and are in compliance with widely tested theoretical bases. A summary of the methodologies used for fair value determination purposes by instrument is presented below.

The methodology used to calculate the MtM and to record the financial instruments is defined in a manual developed by our risk management area.

Non-deliverable forwards - a projection of the future exchange rate is made, using the exchange coupon and the fixed yield curve in reais at each maturity date. The difference between the rate obtained through this method and the contractual rate is determined. This difference is multiplied by the notional value of each contract and discounted to present value using the fixed yields in reais.

Swap contracts - the present value of both the asset and liability positions are estimated through the discount of forecasted cash flows using the market interest rate for the currency in which the swap is denominated. The contract fair value is the difference between the asset and liability.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

Options (zero cost dollar) - the fair value was calculated based on the Garman Kohlhagen model. Volatility information and interest rates are obtained from BM&FBOVESPA to calculate the fair values.

The yield curves used to calculate the fair value were as follows:

Interest curve
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	8.06	1M	0.24	1M	47.20
6M	7.63	6M	0.46	6M	9.45
1A	7.57	1A	0.49	1A	6.22
2A	8.18	2A	0.54	2A	4.84
3A	8.77	3A	0.62	3A	4.59
5A	9.45	5A	0.97	5A	4.74
10A	10.19	10A	1.82	10A	5.26

(e)                                 Comments on changes in balance

The balance of derivative financial instruments which corresponds to the fair value of outstanding instruments decreased by R$ 75.179 compared to December 31, 2011 mainly as a result of the depreciation of the Reais during the period in relation to the US dollar. The notional of derivative financial instrument presented a reduction, which is due, primarily, to the (i) reduction of the leverage ratios, allowing the company a greater exposure to the US dollar, and (ii) structural changes in standards of the Brazilian economy that will allow a apreciated dollar in the next periods.

8                                        Trade accounts receivable

	June 30, 2012	December 31, 2011

Domestic customers	100,750	105,183
Export customers	694,718	916,391

	795,468	1,021,574

Allowance for doubtful accounts	(67,878)	(76,212)

	727,590	945,362

Comments on changes in balance

The consolidated balance of trade accounts receivable presented a reduction of 23% or R$ 217,772 thousand. The change is mainly due to credit assignments with no corresponding resources consummated during the first semester of 2012 for approximately R$ 316,196 whose terms resulted in the derecognition of the asset. Additionally the balances were reduced by our efforts to optimize working

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

capital, combined to exchange effects as well as the reduction of sales in relation to the last quarter of 2011 it all contributed to a reduction in the trade accounts receivable balance.

9              Inventories

	June 30, 2012	December 31, 2011

Finished goods
At plant/warehouses	131,736	135,110
Outside Brazil	579,277	518,305
Work in process	32,046	31,141
Raw materials	411,219	360,473
Supplies	134,166	129,298
Imports in transit	4,526	2,140
Advances to suppliers	1,156	2,240

	1,294,126	1,178,707

The balance increased by 9.8% or R$ 115,419, mainly carried by the high level of inventories of finished products in the semester related to the year ended December 31, 2011, as a result of lower volume of sale in the period. During the period ended June 30, 2012 there has been no relevant changes with respect to the information presented in Note 13 to the annual financial statements.

10                                 Recoverable taxes

	June 30, 2012	December 31, 2011

Withholding tax and prepaid income tax (IRPJ) and social contribution (CSLL)	196,232	208,993
Value-added tax on sales and services (ICMS) on purchases of property, plant and equipment	17,382	19,520
Recoverable ICMS and excise tax (IPI)	674,538	614,274
Social integration program (PIS) and social contribution on revenues (COFINS) recoverable	604,282	669,805
Provision for impairment on ICMS credits	(536,803)	(507,573)

	955,631	1,005,019

Non-current	593,520	677,232

Current	362,111	327,787

The balance of taxes recoverable reduced 4.91% or R$ 49,388, due substantially to the reimbursement of the Federal Revenue Secretariat of Brazil’s referring to portions of accumulated credits of PIS and

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

COFINS in the amount of R$ 46,803, received by the subsidiary Fibria MS whose administrative request were done in December 2010.

11                                 Taxes on income

Our headquarter and our subsidiaries based in Brazil are taxed based on its net income/loss for accounting purpose then adjusted for tax purposes. The subsidiaries outside Brazil use methods established by the respective local regulations. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the date of the interim financial information.

(a)                                 Deferred income taxes

Deferred income tax and social contribution tax assets arise from tax losses and temporary differences related to (i) the effect of foreign exchange gains/losses (tax calculated on a cash basis for loans); (ii) adjustment to fair value of derivative financial instruments; (iii) non-deductible provisions; and (iv) temporary differences arising from the adoption of IFRS.

	June 30, 2012	December 31, 2011

Assets
Tax losses	682,771	528,864
Provision for contingencies	54,427	58,389
Sundry provisions (impairment, operational and other)	353,949	348,447
Losses on derivative contracts recognized for tax purposes on a cash basis	98,282	72,537
Exchange variation - taxed on a cash basis	356,638	73,412
Tax amortization of goodwill	110,052	110,830
Provision for losses of foreign deferred tax assets	(227,181)	(200,711)

	1,428,938	991,768

Liabilities
Tax depreciation	12,940	14,986
Reforestation costs already deducted for tax purposes	302,589	284,020
Fair value of biological assets	261,004	214,952
Effect of business combination - acquisition of Aracruz	39,018	45,212
Tax benefit on goodwill not amortized for tax purposes	223,647	178,917
Other provisions	1,791	1,791

	840,989	739,878

Changes in the net balance of deferred taxes in the six months period ended June 30, 2012 and the year ended December 31, 2011 are as follows:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

	June 30, 2012	December 31, 2011

At January 1	251,890	109,665
Tax loss and negative basis	153,906	(180,634)
Provision for impairment of foreign deferred tax assets	(26,470)	(200,711)
Temporary differences regarding operational provisions	(36,996)	(66,241)
Derivative financial instruments taxed on cash basis	25,746	117,709
Amortization of goodwill	(778)	(78,114)
Reforestation costs	(16,523)	(89,056)
Exchange gains/losses taxed on a cash basis	283,226	539,069
Fair value of biological assets	(46,052)	82,321
Other		17,882

At December 31	587,949	251,890

Deferred tax assets	1,428,938	991,768

Deferred tax liabilities	(840,989)	(739,878)

(b)                                 Reconciliation of income tax and social contribution benefit (expense)

	June 30, 2012	June 30, 2011

Income (loss) before income tax and social contribution	(802,849)	493,469

Income tax and social contribution at statutory nominal rate - 34%	272,969	(167,779)

Reconciliation to effective expense

Non-taxable equity in earnings (losses)	(63)	(104)
Difference in tax rates of foreign subsidiaries	12,877	44,718
Fiscal benefit from REFIS		16,969
Executive Director’s bonus	(5,281)	(3,387)
Present value adjustment - Aracruz acquisition		(13,943)
Other, mainly non deductible provisions	(11,842)	(7,262)

Income tax and social contribution benefit (expense) for the year	268,660	(130,788)

Effective rate - %	33.5	26.5

During the six months period ended June 30, 2012 the effective rate of taxes on income totalized 33.5% compared to 26.5% in the same period in 2011. The increase in the effective rate is due to taxation of foreign subsidiaries, as of the exchange effect in converting their taxable income.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

12                                 Significant related party transactions and balances

(a)                                 Related parties

We are governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. (“VID”), which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 30.38% of our shares (together the “Controlling shareholders”). Our commercial and financial transactions with our subsidiaries, associates, Votorantim Group companies and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

Balances are as follows:

(i) In assets and liabilities

	Balances receivable (payable)
	Nature	June 30, 2012	December 31, 2011

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services		(63)
BNDES	Financing	(1,651,272)	(1,773,842)

		(1,651,272)	(1,773,905)

Votorantim Group companies
VOTO III	Eurobond	(122,721)	(117,768)
Votoner - Votorantim Comercializadora de Energia	Energy supplier	(102)	(388)
Banco Votorantim S.A.	Financial investments	192,249	176,156
Votorantim Cimentos S.A.	Input supplier	(24)	(87)
Votorantim Metais Ltd.	Chemical products supplier	(193)	(214)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(33)	(33)

		69,176	57,666

Total net balance		(1,582,098)	(1,716,239)

Presented in the following lines:

Assets
Marketable securities		186,071	170,687
Related parties - non current		6,178	5,469
Liabilities
Loans and financing		(1,773,993)	(1,891,610)
Trade account payable		(352)	(785)

		(1,582,096)	(1,716,239)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

(ii)                               In the statement of income

	Income (expenses)
	Nature	2012	2011

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(4,062)	(4,146)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(87,912)	(59,056)

		(91,974)	(63,202)

Votorantim Group companies
VOTO III	Eurobond	7,296	3,321
Votoner - Votorantim Comercializadora de Energia	Energy supplier	(9,020)	(18,068)
Banco Votorantim S.A.	Investments	8,832	10,680
E.N. Serviçõs de Materiais	Material and services supplier	(121)
Votorantim Cimentos S.A.	Material supplier	(153)	(358)
Votorantim Metais Ltda.	Chemical products supplier	(2,986)	(2,817)
Votorantim Metais Ltda.	Leasing of lands	(3,477)	(3,508)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(197)	(204)

		174	(10,954)

Comments on the main transactions and contracts with related parties

The following is a summary of the nature and conditions of the transactions with the related parties:

•            Controlling shareholders

We have a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, human resources, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for overall remuneration of R$ 8,414 and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provides various services related to technical advisory, trainings, including management improvement programs. These services are also provided for the entire Votorantim Group and we reimburse VID for the charges related to the services used.

We have financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipments and machinery, as well as the expansion and modernization of our plants, as detailed in the most recent annual financial statement (Note 21(e)). There have been no changes in contracts with BNDES in relation to December 31, 2011, which were presented in Note 23.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

During the first semester of 2009, a financing agreement in the amount of R$ 673,294 was approved, bearing interest at the Long-term Interest Rate (TJLP) plus 0% to 4.41% and the BNDES Monetary Unit (UMBNDES) plus 2.21% p.a. At December 31, 2011, 93% of this total amount had been released. UMBNDES is an index based on a basket of currencies, predominantly the US dollar.

In the second semester of 2008, a financing agreement with BNDES totaling R$ 540,000 was approved, bearing TJLP plus 1.36% to 1.76% and UMBNDES plus 2.45% p.a., maturing in 2015.

In October 2007, a financing agreement was executed with BNDES totaling R$ 21,701, indexed by the TJLP plus 1.8% and UMBNDES plus 1.3% p.a. The principal amount will be repaid between 2011 and 2012.

On November 2006, a financial agreement was executed into with BNDES, in the amount of R$ 596 million, bearing interest at the TJLP plus 0% e 2,9% p.a. and UMBNDES plus 1,4% to 2,4% p.a., maturing up to 2016.

In 2005, three agreements were entered into with BNDES, in December, August and May. In the contract signed in December, the total funds released were R$ 139,284, repayable from 2007 to 2016, subject to interest ranging between TJLP plus 0% to 4.5% p.a. and UMBNDES plus 2.0% to 3.0% p.a. In the August agreement, the total funds released were R$ 55,222, of which a portion is indexed to the TJLP plus 3.5% to 4.5% and a portion is indexed to UMBNDES plus 3% p.a. The maturity of this agreement is 2015. In the May agreement, the total funds released were R$ 99,109, of which a portion is indexed to TJLP plus 4.5% p.a. and a portion is indexed to UMBNDES plus 4.5% p.a. The maturity of the principal amount is 2015.

Considering only the portion proportionally consolidated by us, equivalent to 50% of the loans and financings of Veracel (joint venture with Stora Enso) granted by BNDES, the principal amount of R$ 176,019, repayable from 2012 to 2014, subject to interest ranging from TJLP plus 1.0% to 3.3% p.a. and currency basket plus 3.3% p.a.

We have given the pulp plant located in Três Lagoas and in Jacareí as the main collateral for these financings.

We believe that these transactions were contracted at terms equivalent to those which prevail in transactions with independent parties, based on technical studies produced when these contracts were entered into.

•            Subsidiaries and joint ventures

We share our administrative structure with our subsidiary Fibria-MS, and allocate these administrative expenses to the subsidiary at cost without any profit margin. These receivables have an average maturity of 90 days. The other operating subsidiaries have their own management and no allocation of expenses is necessary. There was in June 2010 and May 2011, a purchase of intercompany receivables from this subsidiary, in the amount of R$ 239,123 relating to export shipments. In the six months ended June 30, 2012, the Company made partial settlement, heaving a remaining amount of R$ 126,629, which settles December 2012 at 1% p.a.

Port services for shipping production of the Aracruz unit are contracted from Portocel - Terminal Especializado Barra do Riacho. This terminal is a joint venture with Cenibra - Celulose Nipo-Brasileira, which holds 49%. The prices and conditions are identical for both shareholders.

We have an accounts receivable balance related to the sale of pulp to Fibria Trading International KFT, which is responsible for the management, sale, operation, logistics, control and accounting of

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

products in Europe, Asia and North America. The pulp selling prices and payment terms for this subsidiary follow our strategic and finance plan and observe the transfer price limits under tax regulations. In addition, we contracted intercompany export pre-payments with this subsidiary, at LIBOR 3M plus an average spread of 3.8% p.a., with quarterly payment of principal and interest maturing in 2017.

On June 24, 2005, we entered a loan contract with VOTO IV, a jointly-controlled entity, which raised US$ 200,000 thousand, at 8.5% p.a., maturing in 2020.

We have payable balances with Asapir, concerning money transfers carried through with the purpose of adequate the capital of the jointly controlled to levels considered necessary for its operational activities.

•            Votorantim Group companies

On January 16, 2004, we executed a loan contract with a wholly-owned subsidiary of VPAR, VOTO III, for US$ 45,000 thousand, at 4.25% p.a., maturing in 2014.

We have a contract to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our unit in Jacareí. The total amount contracted is R$ 15,000, guaranteeing 115,700 megawatt-hours, and maturing in five years through December 31, 2014. Should either party request an early termination of the contract, that party is required to pay 50% of the remaining contract amount. In addition, we entered into a contract to purchase energy from Votener, expiring on December 31, 2012, which may attend Três Lagoas and Aracruz units. Since these units already generate energy, the contract has the purpose of maximizing the competitiveness of the energy matrix, since the excess may be sold and eventual needs are guaranteed by the market price. The total amount contracted may change according to the needs and excess earned by the units.

We maintain investments in CDB and securities purchased under agreement to resell (“repos”) issued by Banco Votorantim S.A., with average remuneration of 104.69% of the CDI, maturing on January 2014. Our cash management policy is intended to provide efficiency in investment returns and to maximize liquidity, based on market practices. The shareholders agreement limits the intercompany investments to R$ 200,000.

On January 1, 2012, we entered into a contract to purchase sulfuric acid 98% from Votorantim Metais, for R$ 18,500, in exchange for the supply of 36,000 metric tons of acid for two years through December 31, 2013. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

On February 2012 we entered into a contract for maintenance services of sanitation material registration with E.N. Serviços de Materiais Ltda. until December 2012. This contract does not establish minimum quantities to be supplied.

Our agreements for the supply of road construction supplies, such as rock and calcareous rock, in the approximate amount of R$ 7,165 through December 31, 2012. This agreement may be terminated at any time with prior notice of thirty days, without any contractual fines.

We have land leasing agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which mature in 2019, totaling R$ 76,496.

We have land leasing agreements, for approximately 2,062 hectares, with Companhia Brasileira de Alumínio - CBA and Votorantim Cimentos, which mature in 2023, totaling R$ 4,062.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

In the three month period ended March 31, 2012 and 2011, no provision for impairment was recognized on assets involving related parties.

(b)                                 Remuneration of officers and directors

The total annual amount approved by the Annual General Meeting on April 27, 2011 for the remuneration of Executive Directors, Board of Directors, Fiscal Council, Audit, Risk, Compensation and Sustainability Committees for the fiscal year 2012 is R$ 43,481. The remuneration, including all benefits, are summarized as follows:

	2012	2011

Short-term benefits to officers and directors	16,512	11,505
Rescission of contract benefits	2,839	7,613

	19,351	19,118

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. In the third quarter of 2010, we approved a compensation program based on the changes in the value of our shares, as detailed in the most recent annual financial statement.

Short-term benefits to officers and directors do not include the compensation for the Audit, Risk, Compensation and Sustainability Committees’ members of R$ 550 in 2012 (R$ 166 in June 30, 2011).

We do not have any additional post-employment obligation and do not offer any other benefits, such as additional paid leave for time of service.

13                                 Property, plant and equipment

The rollforward of the carrying amounts at the presented period is as follows:

	Consolidated
	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2010	2,119,325	1,618,144	8,516,831	280,455	391,667	53,009	12,979,431
Additions	15,066	1,578	14,272		436,302	3,717	470,935
Disposals	(17,862)	(7,902)	(28,339)	(3,075)		(847)	(58,025)
Depreciation		(122,247)	(673,546)			(16,419)	(812,212)
Tax credit			(428)				(428)
Reclassification to assets held for sale	(283,867)	(60,237)	(261,124)		(20,456)	(5,480)	(631,164)
Transfers and others (*)	20,581	132,784	408,009	(71,597)	(609,647)	12,580	(107,290)

At December 31, 2011	1,853,243	1,562,120	7,975,675	205,783	197,866	46,560	11,841,247
Additions		23	1,777	647	105,474	295	108,216
Disposals		(37)	(6,753)			(353)	(7,143)
Depreciation		(60,896)	(337,988)			(7,866)	(406,750)
Reclassification to assets held for sale (Bahia)	(40,170)	(6,600)					(46,770)
Transfers and others (*)	(10)	21,804	61,991	64	(94,164)	3,525	(6,790)

At June 30, 2012	1,813,063	1,516,414	7,694,702	206,494	209,176	42,161	11,482,010

(*)  Refer to advances reclassified to biological assets group and non-current advances.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

As detailed in Notes 22 and 1(d), the company reclassified forest assets and lands located in the south of Bahia state. Other than that there have been no relevant changes with respect to the balances presented in the most recent annual financial statement and detailed in Note 18 to such financial statements.

14                                 Biological assets

The rollforward of the book balances at the presented period is as follows:

	June 30, 2012	December 31, 2012

At the beginning of the period	3,264,210	3,550,636
Additions	361,696	761,502
Harvests in the period
Historical cost	(293,199)	(569,813)
Fair value	(158,687)	(405,617)
Change in fair value	265,798	125,053
Disposals	(2,512)
Reclassification to assets held for sale
Bahia	(223,773)
Losango		(241,595)
Tranfers and others	730	44,044

At the end of the period	3,314,263	3,264,210

According to our accounting policies, in the semester ended June 30, 2012, we performed a valuation of the biological assets at fair value. Following are the changes in the premises used in relation to December 31, 2011:

	June 30, 2012	December 31, 2011

Actual planted area (hectare)	446,949	470,982
Average annual growth (IMA) - m3/hectare	41	41
Net average sale price - R$/m3	51.96	50.70
Remuneration of own contributory assets - %	5.6	5.6
Discount rate (WACC) - %	7.7	7.9

The changes in fair value of the biological assets in June 30, 2012 are presented as follows:

2012

Fair value of new planted areas	90,190
Growing of actual planted areas (IMA, area and age)	108,599
Changes in sales price	67,009

265,798

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

As detailed in Notes 24 and 1(d), we have reclassified the forestry assets located in the south of the Bahia according to material fact disclosed in March 8, 2012.

15                                 Intangible assets

	June 30, 2012	December 31, 2011

At the beginning of the year	4,809,448	4,906,443
Amortization of databases, patents and suppliers	(41,562)	(83,123)
Software settlement movement	(3,728)	(13,180)
Others		(692)

	4,764,158	4,809,448

Composed by
Goodwill - Aracruz	4,230,450	4,230,450
Systems development and deployment	45,470	49,199
Acquired from business combination
Databases	296,400	319,200
Patents	57,092	67,365
Relationship with suppliers
Diesel and ethanol	5,960	9,251
Chemical products	128,618	133,815
Others	168	168

	4,764,158	4,809,448

During the periods ended June 30, 2012 there has been no significant changes with respect to the transactions presented in the most recent annual financial statements and detailed in Note 20 to such financial statements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

16                                 Loans and financing

	Average	Current		Non current		Total
Type/purpose	annual charges - %	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011

In foreign currency
BNDES - currency basket	5.97	57,411	48,790	207,921	220,471	265,332	269,261
Export credits (Finnvera)	3.56	46,086	42,731	213,099	217,218	259,185	259,949
Eurobonds - US$	7.41	985,863	34,575	4,566,118	5,103,839	5,551,981	5,138,414
Eurobonds - JPY	7.87	2,317	2,223	120,404	115,544	122,721	117,767
Export credits (prepayment)	3.25	213,781	29,051	2,882,624	2,777,003	3,096,405	2,806,054
Export credits (ACC/ACE)	2.35	552,405	623,632	50,532		602,937	623,632
EIB Europe Inv. Bank			784				784
Leasing			8,773		5,958		14,731

		1,857,863	790,559	8,040,698	8,440,033	9,898,561	9,230,592

In reais
BNDES - TJLP	5.25	260,126	242,321	1,125,814	1,262,260	1,385,940	1,504,581
FINAME	6.25	12,387	2,336	8,659	7,516	21,046	9,852
Working capital
NCE	5.57	45,803	45,203	466,101	463,987	511,904	509,190
Midwest Region Fund (FCO e FINEP)	1.12	11,811	11,689	52,724	58,513	64,535	70,202

		330,127	301,549	1,653,298	1,792,276	1,983,425	2,093,825

		2,187,990	1,092,108	9,693,996	10,232,309	11,881,986	11,324,417

Interest		129,571	114,432	86,898	65,828	216,469	180,260
Short term borrowings		73,777	98,667			73,777	98,667
Long term borrowings		1,984,642	879,009	9,607,098	10,166,481	11,591,740	11,045,499

		2,187,990	1,092,108	9,693,996	10,232,309	11,881,986	11,324,417

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

Non-current portion of the debt at March 31, 2012 by maturity:

	2013	2014	2015	2016	2017	2018	2019	2020	Over 2021	Total

In foreign currency
BNDES - currency basket	16,884	39,940	37,613	28,105	36,666	32,812	15,901			207,921
Export credits (Finnvera)	21,284	42,567	42,567	42,567	42,567	21,547				213,099
Eurobonds - US$							85,445	2,965,129	1,515,544	4,566,118
Eurobonds - JPY		120,404								120,404
Export credits (prepayment)	86,357	455,643	318,379	426,192	621,921	489,530	393,147	91,455		2,882,624
Export credits (ACC/ACE)	50,532									50,534

	175,057	658,554	398,559	496,864	701,154	543,889	494,493	4,243,486	1,515,544	8,040,698

In reais
BNDES - TJLP	105,790	321,341	295,736	155,142	128,975	76,531	42,299			1,125,814
FINAME	1,477	2,954	2,954	1,220	54					8,659
NCE	29,153	35,097	65,891	61,915	144,749	129,296				466,101
Midwest Region Fund (FCO e FINEP)	5,790	11,581	11,581	11,583	11,581	347	261			52,724

	142,210	370,973	376,162	229,860	285,359	206,174	42,560			1,653,298

	317,267	1,029,527	774,521	726,724	986,513	750,063	537,053	3,056,584	1,515,544	9,693,996

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

Loans and financing are segregated in the following currencies:

	Currency
	June 30, 2012	December 31, 2012

Real	1,983,425	2,093,825
Dollar	9,510,508	8,843,564
JPY	122,721	117,767
Currency basket	265,332	269,261

	11,881,986	11,324,417

Loans and financing are segregated in the following indexes:

	June 30, 2012
	CDI	TJLP	Libor	Currency basket	Fixed	Total

Total loans and financing	511,904	1,398,295	3,164,375	265,332	6,542,080	11,881,986

	December 31, 2012
	CDI	TJLP	Libor	Currency basket	Fixed	Total

Total loans and financing	509,280	1,504,491	2,929,880	269,261	6,111,505	11,324,417

The rollforward of the carrying amounts at the presented period is as follows:

	June 30, 2012	December 31, 2011

At the beginning of period	11,324,417	10,619,189
Borrowings	149,519	2,707,265
Interest expense	351,285	660,084
Foreign exchange	711,119	1,036,274
Repayments - principal amount	(364,831)	(3,109,589)
Interest paid	(326,397)	(582,047)
Disposal of CONPACEL		(38,559)
Other (*)	36,874	31,800

At the end of the period	11,881,986	11,324,417

(*) Includes amortization of transactions costs.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

(a)                                 Relevant operations entered into during the period

In the period of three months ended March 31, 2012, we, through our jointly controlled entity Veracel, signed Export Credit (“ACC”) contracts in the total amount of US$ 43 million (equivalent to R$ 76,939) maturing between August 2012 and September 2013 with a fixed interest rate between 3.35% and 4.75% p.a.

On February 2012, through our jointly controlled entity Veracel, we signed a US$ 33 million agreement for export prepayment (equivalent to R$ 56,694) accruing semi-annual interest LIBOR plus 5% p.a., with a single maturity of principal in 2017.

(b)                                 Relevant operations settled during the period

On February 2012, we, through our jointly controlled Veracel, early repaid five Export Credit (“ACC”) in the amount of US$ 14 million (equivalents to R$ 24,314) which were contracted in September and December 2011 with maturity in March 12, 2012.

On March 2012, we early repaid, with available resources, the total amount of US$ 50 million (equivalent to R$ 90,675), one of the three ACC contracted in January 2011, whose maturity was June 2012, and had fixed interest rate of 2.09% p.a.

(c)                                 Covenants

On June 6, 2012, we concluded the renegotiation of our debts financial covenants, which will be now measured based on the consolidated information translated into US dollar as well changing the ratio net debt over EBITDA to 4.5x starting June 2012. The measurement of the ratios bases on US dollar information mitigates exchange effects from changes in exchanges rates.

	June, 2012	September, 2012	December, 2012 and after

Ratio of debt service coverage (i)	1.00	1.00	1.00

Indebtedness ratio (ii)	4.50	4.50	4.50

(i)

To calculate the ratio of debt service coverage, defined as (a) EBITDA in accordance with the practices adopted in Brazil and adjusted (for the last four social quarters) exchanged to US dollar plus the cash, cash equivalents, marketable securities in the closing days exchanged to US dollar in relation to (b) debt that must overcome during the next four consecutive quarters social plus financial expenses paid during the past four quarters social exchanged to US dollar.

(ii)	The debt ratio, defined as (a) consolidated net debt exchanged to US dollar at the closing rate in relation to (b) adjusted EBITDA (for the last four quarters exchanged to US dollar).

We are in full compliance with the covenants established in the contracts with the banks at June 30, 2012, which ratio totalized 4.2.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

17                                 Contingencies

We are party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies for potential unfavorable outcome of claims in progress are established and updated based on our evaluation, as supported by our external legal counsel.

The change in the provision for contingencies is as follows:

	June 30, 2012	December 31, 2011

Initial balance	269,806	364,097
Lawsuits write off		(123,624)
Settlement	(25,532)
Fines reversal and	(9,174)
Monetary updating	19,863	29,333

Provision	254,963	269,806

(-) Judicial deposits	173,547	168,212

Net balance	81,416	101,594

Nature of claims
Tax	30,369	54,251
Labor	47,692	41,015
Civil	3,355	6,328

	81,416	101,594

In the six months period ended June 30, 2012 we paid an amount of R$ 17,340, related to Social Contribution (“CSLL”) due over exports revenue, that amount were included in the provision for contingencies at December 31, 2011, that also included a provision for fines (part of the R$ 9,174) which was reverted as the discussion regarding the applicability of taxation of this contribution is almost finalized in the Brazil Supreme Federal Court, which resulted in a reduction of the tax provision.

In previous periods, we had been fined for using tax losses, incurred during the program BEFIEX, more than six calendar years after the recognition of the loss. The updated value of the contingency, whose probability of loss on December 31, 2011 was possible, is R$ 168 million. In the six months ended June 30, 2012, this issue was resolved, due to favorable court decision, extinguishing the process. Therefore, this process will be excluded from the list of contingent liabilities related to tax proceedings underway with possible losses, and the amount involved in the discussion does not impact our financial statement.

Compared to other processes and discussions detailed in Note 24 to the financial statements for the year ended December 31, 2011, there were no significant changes in the six months ended June 30, 2012.

18                                 Capital - issuance of shares

On April 30, 2012, we completed the issuance of 86,000,000 common shares without par value, subject to public offering of shares. Therefore, the share capital in June 30, 2012, fully subscribed and is

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

represented by 553,934,646 common shares without par value. The net amount obtained with such operation is conciliating as follows:

	Number of shares	Gross resources

American Depositary Shares	12,319,972	195,025
Nominative common shares offered in Brazil	73,680,028	1,166,355

Total shares offered	86,000,000	1,361,380

Total amount of transaction costs (*)		(17,834)
Income tax benefit		6,063

Total amount of transaction costs, net		(11,771)

Total capital increase		1,349,609

(*) The transactions costs are mainly represented by the broker’s commissions, lawyers and audit services.

19                                 Net revenue

The reconciliation between gross and net revenue for the periods presented is as follows:

	2012	2011

Gross revenue	3,253,376	3,569,261
Sales taxes	(63,453)	(149,448)
Discounts	(425,149)	(413,604)

Net revenue	2,764,774	3,006,209

Pulp
Volumes (ktons)
Domestic market	262,508	245,372
Foreign market	2,315,772	2,243,578

	2,578,280	2,488,950

Pulp net revenue
Domestic market	226,722	240,904
Foreign market	2,506,970	2,514,654

	2,733,692	2,755,558

Average price (in reais per ton)	1,060	1,107

Net revenue
Domestic market	226,722	240,904
Foreign market	2,506,970	2,514,654
Paper		220,058
Services	31,082	30,593

	2,764,774	3,006,209

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

Pulp sales totalled 2.578.280 tons in the period of six months ended June 30, 2012, an increase of 3.6% in relation to the same the period in 2011, as a result of higher sales to Asia. Pulp exports have represented 90 % of the sales volume in 2012 and 2011. Sales by destination in the period of three months ended March 31, 2012 had Europe as the region of highest demand, reaching 43% of the total, followed by 24% to Asia, 22% to North America and 11% to Latin America, compared to 46%, 20%, 24% and 10%, respectively in the same period in 2011.

Net revenue of Fibria totalled R$ 2,764,774 in the period of six months ended June 30, 2012, a reduction of 8% when compared to the same period in 2011, affected by the decrease in 4% of the average net price of pulp in reais, and by the fact that no paper revenue was recognized in 2012.

20                                 Financial results

The financial results for the periods presented as follows:

	2012	2011

Financial expenses
Interest on loans and financing	(351,285)	(340,028)
Unwinding of interest-acquisition of Aracruz shares		(41,008)
Losses on derivative financial instruments	(36,136)	(59,505)
Others	(15,934)	(33,525)

	(403,355)	(474,066)

Financial income
Gains on financial investment	87,879	91,875
Others	8,801	9,745

	96,680	101,620

Gains on derivative financial instruments	(111,601)	182,677

Foreign exchange
Exchange gains/losses on loans and financing	(711,119)	507,802
Indexation and exchange variations on other assets and liabilities	86,275	(29,967)

	(624,844)	477,835

Net financial result	(1,043,120)	288,066

21                                Expenses by nature

Expenses classified as cost of sales, selling expenses, and general and administrative expenses for the six months ended June 30, 2012 and 2011 are as follows:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

	2012	2011

Cost of sales
Depreciation, depletion and amortization	(888,398)	(942,864)
Freight	(315,924)	(270,912)
Benefits to employees	(209,830)	(233,347)
Variable costs	(1,064,081)	(1,029,107)

	(2,478,233)	(2,476,230)

Selling expenses
Benefits to employees	(10,527)	(9,098)
Commercial expenses (*)	(127,110)	(116,574)
Operational leasing	(622)	(442,)
Depreciation and amortization charges	(6,423)	(5,621)
Third-party services (consulting, legal and others)	(2,444)	(1,640)
Allowance for doubtful accounts		(1,193)
Other expenses	(3,287)	(3,497)

	(150,413)	(138,065)

General and administrative and Directors’ fees expenses
Benefits to employees	(53,263)	(63,246)
Third-party services (consulting, legal and others)	(58,379)	(70,785)
Provision for losses	(136)	(231)
Depreciation and amortization charges	(11,697)	(11,052)
Donations and sponsorship	(2,820)	(4,466)
Other expenses	(4,189)	(7,774)

	(130,484)	(157,554)
Other operating incomes and expenses
Program of variable compensation to employees	(27,197)	(39,746)
Changes in fair value of biological assets	265,798	5,790
Others	(3,787)	5,304

	234,814	(28,652)

(*)   Includes handling expenses, storage and transportation expenses and sales commissions, among others.

22           Earnings per share

(a)           Basic

The following table presents the detail of the calculation of earnings (losses) per share:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

	Continuing operations		Discontinuing operations
	2012	2011	2012	2011

Net income(loss) attributable to the shareholders of the Company	(536,970)	361,248		240,655

Weighted-average number of common shares outstanding	496,258,491	467,591,824		467,591,824
Basic earnings (loss)per share (in reais)	(1.082)	0.773		0.515

The weighted average number of shares in the presented periods increased from 467,591,824 to 553,934,646 as the result of the issuance of shares mentioned in Note 20. Reconciliation of weighted average number of shares is presented and does not include treasury shares in the amount of 342,822 shares:

	Shares position
	2012	2011

January to April	467,591,824	467,591,824
May to June	553,591,824	467,591,824

Weighted average	510,591,824	467,591,824

(b)           Diluted

The Company has no debt convertible into shares or share purchase options. Consequently, there are no potential common or preferred shares for dilution purposes.

23           Non-current assets held for sale and discontinued operations

	June 30, 2012	December 31, 2011

Losango Project	641,361	644,166
Forest and lands located in the south of Bahia	178,031

	819,392	644,166

(a)           Discontinued operations - Conpacel, KSR and Piracicaba

As mentioned in Note 1, the Board of Directors approved the sale of CONPACEL, KSR and Piracicaba, including the industrial facilities, land and forests. The information about the results of operations for the six months ended June 30, 2011 is summarized below and is presented in a single line in the statement of income.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

The Piracicaba plant was not considered to meet the definition of discontinued operations since it does not represent a major separate line of business or geographical area considering its relevance with respect to our consolidated activities.

(i)            Discontinued operations - Conpacel and KSR - information on statement of operations

2011

Net revenue	65,640
Cost of sales	(41,648)

Gross profit	23,992

Selling and administrative expenses	(13.575)
Financial result	(106)
Gain on disposal	357.196
Others	(2.878)

Income before taxes on income	364,629

Taxes on income	(123,974)

Net income from discontinued operations	240,655

(ii)          Discontinued operations - Conpacel and KSR - information on cash flows

2011

Net cash provided by operating activities	36,886
Net cash used in investing activities	1,558,768
Net cash used in financing activities (*)	(1,595,654)

(*)   Considering that CONPACEL and KSR treasury operations were centralized by the Company, this amount represents the proceeds from the sale transferred to the Company net of investments realized.

(iii)         Gain on disposal

We present bellow the computation of the gain recorded in the first quarter of 2011 regarding the disposal of the CGUs CONPACEL and KSR:

Conpacel and KSR

Selling price	1,508,768
(-) Carrying amount of disposed net assets
Fixed assets and biological assets	(588,946)
Goodwill	(475,413)
Inventories	(84,055)
Other assets and liabilities	(3,158)

(=) Gross gain recognized

(-) Income taxes	(121,447)

(=) Net gain	235,749

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

(b)           Assets held for sale - Losango project

In June 30, 2011, we, based on its decision and taking into account the programs in place in order to identify a potential buyer and to conclude the sale of the Losango project assets, had classified these assets as held for sale.

The Losango project assets are in suitable condition for immediate sale and management currently expects the sale to be consummated within the twelve month period initially established.

The Losango project is substantially represented by lands and forests located in Capão do Leão, in Rio Grande do Sul State, having an approximate forest area of 107 thousand hectares. As at March 31, 2012, the project assets are summarized as below:

Assets
Non-current
Biological assets	274,978
Property, plant and equipment	333,538
Advances to suppliers	32,845

Total assets	641,361

The Losango project does not generate results from operations.

The book value of the net assets was compared with the fair values less costs to sell and no loss for impairment was recorded.

(c)           Forest assets and lands located in the south of the Bahia

As mentioned in Note 1 (d)(iii), Fibria signed in June 29, 2012 a contract of sale of the forest assets and lands located in the South of Bahia of approximately 16.5 thousand hectares of planted area of eucalyptus for sawmill and pulp, with an average annual production of 555 thousand cubic meters of wood, for an aggregate purchase price of R$ 235 million.

We performed evaluation of the accounting treatment of this operation based on Brazilian and international accounting standards that establish the necessary parameters for the accounting recognition of write-offs of non-financial assets of this nature and the recognition of the respective revenue and calculation of capital gains.

According to IAS 18, paragraph 14, proceeds from sales of assets should be recognized when all of the following conditions are satisfied:

(i)         The entity has transferred to the buyer the most significant risks and benefits inherent to the ownership of the assets.

(ii)        The entity is no longer continuously involved in managing the sold assets to a degree normally associated with ownership, nor does it have effective control of said assets.

(iii)       The amount of the revenue can be reliably measured.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

(iv)       It is probable that the economic benefits associated with the transaction will flow to the entity.

(v)        The expenses incurred or to be incurred in relation to the transaction can be reliably measured.

We believe that, at this time, conditions (i) and (ii) above for the recognition of revenue have not been met as it still has managerial involvement and control over forestry management, as well as the main operating risks and benefits, while the investigatory diligence has not been concluded, which is expected to be concluded until November 2012.

Therefore, in the financial statements, the amounts received for the sale will be recognized as a under liability named, “advance received from liabilities related to assets held for sale, in the amount of R$ 200,000 until all conditions for revenue recognition are fully met, whose balances in June 30, 2012 were presented as follows.

Such assets are available for immediate sale and we expect to conclude the sale in less than twelve months.

We present the accounting balance of these assets as at June 30, 2012:

Asset
Non current
Biological assets	123,774
Property, plant and equipment	46,770
Interest in associated Bahia Produtos de Madeira	7,487

Total assets	178,031

The forest assets and land do not meet the definition of a discontinued operation.

(d)           Indemnification liabilities

In connection with the sale of CGUs described above, we assumed indemnification commitments with respect to losses, if they arise, as agreed in the corresponding sale agreements which have specific limits, period for the indemnification commitments and procedures for the other party to require the indemnification.

24           Explanatory notes not presented

According to the requirements for disclosure contained in the Circular-Letter CVM/SNC/SEP/no 003/2011, our the annual financial statements presented explanatory notes detailing shareholder’s equity (Note 27), benefits to employees (Note 28), and insurance (Note 33), whose assumptions, operations and policies have not had relevant changes in June 30, 2012 compared with the position presented in the financial statements of December 31, 2011.

25           Impairment tests

As of December 31, 2011, following the accounting policy described in Note 2.11(a) to that financial statements, we performed annual impairment test of the CGUs to which goodwill is allocated as

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2012

In thousands of Brazilian reais, unless otherwise stated

described in Note 37, item (a). The test did not result in any impairment loss, as, the recoverable value of the UGC Aracruz as per the impairment test exceeds its book value by R$ 609 million. As such, as the recoverable amount is approximate to the carrying amount, we performed an update of the impairment test of the UGC Aracruz for June 30, 2012, in which the book value was lower than the recoverable value, therefore no impairment charge was recognized.

26           Subsequent events

On June 10, 2012, we announced the conclusion and final results of its previously announced cash tender offer (the “Tender Offer”) for up to US$ 510.0 million aggregate principal amount of Senior Notes due 2020 (the “Notes”) issued by Fibria Overseas Finance Ltd., our wholly-owned subsidiary. Based on information provided by the Tender Agent, US$ 514,376,000 aggregate principal amount of Notes were validly tendered (and not withdrawn) in the Tender Offer on or prior to the Expiration Date, all of which we intend to accept for purchase without amending or extending the Tender Offer. The “Clearing Price” (as such term is defined in the Offer to Purchase) for the Notes accepted for purchase will be US$ 1,060 per US$ 1,000 principal amount of Notes (the “Total Consideration”), which was determined in accordance with the procedures of a “modified Dutch Auction” as more fully described in the Offer to Purchase.

The Tender Offer will reduce our annual interest expense by approximately US$ 39 million as of the third quarter of 2012. The cash used to consummate the Tender Offer was from a portion of the proceeds from our recent public offering of shares, as mentioned in Note 20.

Such repurchase agreements will generate an accounting impact on our financial results in the third quarter of 2012 related to the premium paid and the amortization of borrowing costs, the effect of which will total approximately US$ 75 million. On June 30, 2012 the portion relating to the operation was classified as current liabilities.

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO